SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Old Republic International Corporation
(NAME OF ISSUER)

Common Stock, $1.00 Par Value
(TITLE OF CLASS OF SECURITIES)
680223-104
CUSIP NUMBER

*The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 (AAct@) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 680223-104
1.NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
INTER CAPITAL COMPANY OF CHICAGO (not in its individual or corporate capacity but solely as trustee (the ATrustee@) of the Old Republic International Corporation Employees Savings and Stock Ownership Trust (the ATrust@).

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
Not applicable.
(A)
(B)

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
Inter Capital Company of Chicago is a Delaware corporation

NUMBER OF     5.  SOLE VOTING POWER
SHARES                               0
BENEFICIALLY
OWNED BY               6.  SHARED VOTING POWER
EACH                                    10,977,680
REPORTING
PERSON             7.  SOLE DISPOSITIVE POWER
WITH                                    0
                                     8. SHARED DISPOSITIVE POWER
                                               10,977,680

  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                10,977,680

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not applicable.

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.75%

12. TYPE OF REPORTING PERSON
CO, EP

The filing of this Statement on Schedule 13G is made by Inter Capital Company of Chicago as trustee (the ATrustee@) for the Old Republic International Corporation Employees Savings and Stock Ownership Trust (the ATrust@) voluntarily and does not constitute and should not be construed as, an admission that either the Trust or the Trustee beneficially owns any securities covered by this Statement or is required to file this Statement for the Trust and the Trustee. In this connection, the Trust and the Trustee disclaim beneficial ownership for the securities covered by this Statement.

Item 1(a)     NAME OF ISSUER:
The name of the issuer is Old Republic International Corporation (the AIssuer@).

Item 1(b)            ADDRESS OF ISSUER=S PRINCIPAL EXECUTIVE OFFICES:
The address of the principal executive offices of the Issuer is 307 North Michigan Avenue, Chicago, Illinois 60601.

Item 2(a)             NAME OF PERSON FILING:
The person filing this Statement is the Trust and the Trustee.

Item 2(b)            ADDRESS OF PRINCIPAL BUSINESS OFFICE:
The address of the Trust and its principal place of business is 307 North Michigan Avenue, Chicago, Illinois 60601.

Item 2(c)             CITIZENSHIP:
Inter Capital Company of Chicago is a Delaware corporation.

Item 2(d)            TITLE OF CLASS OF SECURITIES:
The class of equity securities to which the Statement relates is the Common Stock of the Issuer.

Item 2(e)             CUSIP NUMBER:
The CUSIP number of the Common Stock is 680223-104

Item 3                 THE PERSON FILING THIS STATEMENT IS A:
[f] [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (AERISA@) or Endowment Fund.

Item 4                 OWNERSHIP

(a) Amount Beneficially Owned: 10,977,680

(b) Percent of Class: 4.75%

(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:
0
(ii) shared power to vote or to direct the vote:
10,977,680 <F1>
(iii) sole power to dispose or direct the disposition of:
0
(iv) shared power to dispose or direct the disposition of:
10,977,680 <F1>
<F1>
ESSOP Participants have the right to direct the Trustee in the voting of Common Stock allocated to their accounts on all matters required to be submitted to a vote of shareholders. If no directions are received as to the voting of allocated shares of Common Stock, the Plan=s Administration Committee will direct the Trustee to vote such shares as it sees fit. Decisions as to purchases, dispositions or tenders of the Common Stock are generally directed by the Plan=s Administration Committee, subject to the fiduciary responsibility of the Trustee. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is for the purposes of Section 1(d) and 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

Item 5                 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable.

Item 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Subject to the terms and conditions of the Plan, ESSOP Participants are entitled to receive certain distributions or assets held by the Trust. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock reflected in this Schedule 13G.

Item 7                 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
                            REPORTED  ON BY THE PARENT HOLDING COMPANY:
            Not applicable.

Item 8                 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable.

Item 9                 NOTICE OF DISSOLUTION OF GROUP:
Not applicable.

Item 10               CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2007

INTER CAPITAL COMPANY OF CHICAGO (not in its individual or corporate capacity but solely as Trustee)

/s/A. C. Zucaro
-----------------------------------------------------------
A. C. Zucaro, President